Exhibit 99.66

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”).

Trading Symbol: ACRG.U

Number of Outstanding Listed Securities: 21,443,042 Subordinate Voting Shares

Date: December 6, 2018

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.
(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.
(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 - Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Acreage Holdings, Inc. (“Acreage” or the “Issuer”) is headquartered in New York City, New York, with a registered office at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, and is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to number of states with operating licenses. With operating licenses in 19 states, serving a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

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2.	Provide a general overview and discussion of the activities of management.
•	On November 14, 2018, Acreage closed the previously announced business combination with High Street Capital Partners, LLC (“HSCP”) pursuant to which, among other things, HSCP completed a reverse take-over of the Issuer (the “RTO”). In connection with the closing, (i) the Issuer continued from Ontario to British Columbia (the “Continuance”) and completed certain corporate steps in connection with the Continuance, including changing the Issuer’s name to “Acreage Holdings, Inc.”, and (ii) Acreage Finco B.C. Ltd. (“Finco”), a special purpose vehicle, completed a brokered private placement financing of subscription receipts (the “Subscription Receipts”) for gross proceeds of approximately US$314 million (the “Offering”).
•	In accordance with the resolution of the Issuer’s shareholders obtained at a shareholder meeting held on November 6, 2018, the Issuer completed the Continuance and, in connection with the Continuance the Issuer (i) changed its name to “Acreage Holdings, Inc.”, (ii) subdivided its class B multiple voting shares on the basis of 1.5 post-subdivision class B multiple voting share for each one class B multiple voting share (the “Subdivision”), (iii) consolidated its Class A subordinate voting shares and its post-Subdivision Class B multiple voting shares on the basis of one post-consolidation Class A subordinate voting share for each 350 Class A subordinate voting shares, and one post-consolidation Class B multiple voting share for each 350 post-Subdivision Class B multiple voting shares (the “Consolidation”); (iv) created new classes of shares designated as Class B proportionate voting shares and Class C multiple voting shares, each having the special rights and restrictions set forth in the Articles of the Issuer, (iv) amended the terms of the post-Consolidation Class A subordinate voting shares of the Issuer and the post-Consolidation, post-Subdivision Class B multiple voting shares of the Issuer such that they became the Class A subordinate voting shares of the Issuer (the “Subordinate Voting Shares”) with the rights and restrictions set forth in the Issuer’s Articles.
•	On November 14, 2018, the Issuer filed a Form 2A - Listing Statement (the “Listing Statement”) on SEDAR and with the Canadian Securities Exchange, and began trading its Subordinate Voting Shares through the facilities of the Canadian Securities Exchange on November 15, 2018.
•	On November 29, 2018, the Issuer filed financial statements for HSCP for the three and nine month periods ended September 30, 2018.

For further details regarding the RTO and the Offering, please refer to the Listing Statement.

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3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On November 7, 2018, Acreage opened the Botanist, a medical marijuana dispensary located at 192 Seneca St, Buffalo, NY 14204.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.
•	On November 26, 2018, the Issuer announced an agreement to acquire the real estate assets of Blue Tire Holdings, LLC, a Michigan limited liability company, which have been zoned to operate in the cannabis industry. Blue Tire Holdings, LLC was not a related person of the Issuer.
•	On November 29, 2018, the Issuer filed financial statements for HSCP for the three- and nine-month periods ended September 30, 2018.
•	On November 21, 2018, the Issuer acquired one of 22 cultivation and processing licenses in Illinois.
•	On November 28, 2018, the Issuer entered into a line of credit agreement with Patient Centric Martha's Vineyard, Ltd. to establish a management services agreement.

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•	On November 28, 2018, the Issuer entered into an agreement to purchase a third Connecticut dispensary, giving the Issuer three of nine dispensary licenses in the state.
8.	Describe the acquisition of new customers or loss of customers.

N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

On November 28, 2018, the Issuer entered in an agreement to acquire the intellectual property rights to what it believes is the largest, most diverse library of cannabis genetics in the world.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Effective as of November 14, 2018, the directors and officers of Applied Inventions Management Corp. resigned and were replaced with the former officers of HSCP. The board of the Issuer consists of John Boehner, Brian Mulroney, Bill Weld, Larissa Herda, Bill Van Faasen, Douglas Maine, and Kevin Murphy, Chief Executive Officer of the Issuer. The Issuer hired approximately 25 employees in November following the date of the Listing Statement.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC and HSCP. The Index Number for the action is 655480/2018. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and HSCP. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY.

Acreage intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by Acreage.

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Acreage is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted.

See the Issuer’s previously filed CSE Form 9, dated November 23, 2018, and listing statement, dated November 14, 2018.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Restricted Stock Units	2,285,850	November 14, 2018	N/A
Stock Options	4,254,500	November 14, 2018	N/A

(1)       State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

Effective as of November 14, 2018, the directors and officers of Applied Inventions Management Corp. resigned and were replaced with the former officers of HSCP. The board of the Issuer consists of John Boehner, Brian Mulroney, Bill Weld, Larissa Herda, Bill Van Faasen, Douglas Maine, and Kevin Murphy, Chief Executive Officer of the Issuer.

As of November 14, 2018, the Audit Committee of the Issuer consists of Bill Van Faasen, Douglas Maine and Kevin Murphy.

As of November 14, 2018, the Compensation and Corporate Governance Committee of the Issuer consists of Larissa Herda, Brian Mulroney, John Boehner, Bill Weld and Kevin Murphy.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Trends and risks which may impact the Issuer are detailed in Section 17 - Risk Factors - in the Issuer’s Listing Statement dated November 14, 2018.

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Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.
2.	As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.
3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).
4.	All of the information in this Form 7 Monthly Progress Report is true.
Dated December 6, 2018.
Glen S. Leibowitz
Name of Director or Senior Officer

/s/ Glen S. Leibowitz
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer Acreage Holdings, Inc.	For Month End November 2018	Date of Report YY/MM/D 18/12/6
Issuer Address 366 Madison Avenue, 11th Floor
City/Province/Postal Code New York, New York 10017	Issuer Fax No. (212) 428-6770	Issuer Telephone No. (646) 600-9181
Contact Name Glen Leibowitz	Contact Position CFO	Contact Telephone No. (646) 600-9181
Contact Email Address g.leibowitz@acreageholdings.com	Web Site Address https://www.acreageholdings.com/about/

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